Exhibit 12.1

Laidlaw International, Inc.
Earnings to Fixed Charges
(dollars in millions except ratio amounts)

							Predecessor
	Predecessor Company						Company

					For the period	For the period	Three Months Ended
	Year Ended August 31,				September 1,	June 1,	November 30,
					2002 through	2003 through
	1999	2000	2001	2002	May 31, 2003	August 31, 2003	2002	2003

Consolidated:
Earnings:
Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principles	$(173.3)	$(348.5)	$(292.3)	$5.1	$997.1	$(19.9)	$42.5	$37.7
Fixed charges	218.0	321.2	313.4	77.1	54.2	43.0	18.3	44.2

Total earnings (loss) excluding fixed charges	$44.7	$(27.3)	$21.1	$82.2	$1,051.3	$23.1	$60.8	$81.9

Fixed Charges:
Interest expense on debt	185.8	275.1	270.9	27.7	19.6	31.5	6.5	32.7
One-third of rental expense for all operating leases (the amount deemed representative of the interest factor)	32.2	46.1	42.5	49.4	34.6	11.5	11.8	11.5

Total fixed charges	$218.0	$321.2	$313.4	$77.1	$54.2	$43.0	$18.3	$44.2

Ratio of earnings to fixed charges	0.2	(0.1)	0.1	1.1	19.4	0.5	3.3	1.9

Restricted Group:
Earnings:
Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principles			$(312.7)	$17.9	$1,141.4	$(49.8)	$59.0	$46.4
Fixed charges			271.8	29.5	19.8	28.6	6.8	31.3

Total earnings (loss) excluding fixed charges			$(40.9)	$47.4	$1,161.2	$(21.2)	$65.8	$77.7

Fixed Charges:
Interest expense on debt			249.8	6.1	3.8	23.1	1.4	25.9
One-third of rental expense for all operating leases (the amount deemed representative of the interest factor)			22.0	23.4	16.0	5.5	5.4	5.4

Total fixed charges			$271.8	$29.5	$19.8	$28.6	$6.8	$31.3

Ratio of earnings to fixed charges			(0.2)	1.6	58.7	(0.7)	9.7	2.5